

Annual Report
2017

Annual Report 2017

Throughout this document, mentions of Caylent refer to Caylent, Inc., a corporation formed on August 7, 2015 in Delaware (the" issuer"). The issuer's physical address is 4521 Campus Drive #344, Irvine, CA 92612.

You may contact the issuer by emailing founders@caylent.com. This annual report is posted on the issuer's web site, https://caylent.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Caylent, Inc. ("Caylent" or "Company") is a corporation formed on August 7, 2015, in Delaware. The issuer's physical address is 4521 Campus Drive #344, Irvine, CA 92612. The issuer's web site may be accessed at https://caylent.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JOSEPH LA TORRE

Board positions with Caylent

Dates	Position	Principal occupation
08/2015- Current	Director	President and CEO

Positions with Caylent

Dates	Position	Responsibilities
08/2015- Current	President and CEO	Responsible for overall operations, sales, and management of the company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
04/2014 - 08/2015	Zerofiber, LLC	*Title:* Chief Executive Officer *Principal Business:* Cloud hosting and datacenter colocation *Responsibilities*: Responsible for overall operations and management of the company.

STEFAN THORPE

Positions with Caylent

Dates	Position	Responsibilities
09/2015- Current	CTO	Responsible for overall technical operations including software development, technology strategy, and engineering.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2015 - 09/2015	Jcademy	*Title*: Chief Technology Officer *Principal Business*: Technology *Responsibilities*: Responsible for overall technical operations including software development, technology strategy, etc.
06/2012 - 01/2015	Stratus Results	*Title*: Founder & Technical Architect *Principal Business*: Consulting *Responsibilities*: Deploy complex/hybrid public and private cloud systems on client site. Created use case strategies, and when necessary, help to create test strategies. Realized three diverse operational revenue channels together with medium term, direct strategic planning, development, implementation and maintenance of site logistics. Provided the shape of

technological solutions across Unix systems. Provided leadership and direction to other members of staff. Analyzed software and configuration requirements and articulate specifications.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Joseph La Torre owns 5,500,000 shares of Common Stock, representing a voting power of 51.94%. Stefan Thorpe owns 2,153,625 shares of Common Stock, representing a voting power of 20.34%.

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Caylent is a software and services company specializing in DevOps and container management solutions. We have developed a SaaS platform that lets software developers build, deploy, and manage containers inside public cloud environments.

In early 2018, we also launched a consulting and managed services practice to better serve our customers, narrowly focused on DevOps and container-based solutions. This practice is now generating revenue and we continue to dedicate additional resources to expanding our paid customer base through service offerings.

Containers are the fastest growing cloud-enabling technology. The container technology market is projected to grow from $762M in 2016 to $2.7B by 2020, a 40% CAGR over the next 5 years.

As more businesses and enterprises shift workloads to the cloud and architect applications, containers and DevOps become first-rate citizens within the organization. Caylent is the bridge between legacy cloud management techniques and container-centric deployment practices that power modern software stacks.

5. How many employees does the issuer currently have? (§ 227.201(e))

3

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. There exists significant execution risk. If Caylent is unable to execute a successful go-to-market strategy, it may be unable to acquire additional customers cost effectively.
2. Larger, more established, companies may introduce competitive products and services that could compete with Caylent.
3. Caylent may unable to raise enough future capital. The market for early stage technology investments is cyclical and unpredictable.

4. Like any early stage startup, Caylent may fail due to any number of reasons including excessive competition, incorrect business model, undeveloped market, etc.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	20,000,000	10,589,446	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

If the convertible promissory notes are converted upon a) sale of the company or b) consummation of an equity financing event wherein gross proceeds to the company exceed $1 Million, there will be a dilution event to all common stockholders.

We are not currently offering securities for sale. There is only one class of security, common stock.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

When Caylent's securities were offered through Netcapital last year the securities were valued at $0.25 per share, implying a post-money valuation of $2,584,519. This valuation was based on some of the following factors: i) Caylent previously completed debt financing at a $2.5M valuation cap, ii) Caylent had since launched a product and acquired hundreds of users including successfully completing a paid pilot, iii) Caylent graduated from Entrepreneurs Roundtable Accelerator, a well-known New York based startup accelerator, iv) Caylent's team had grown to include its first full-time engineering hire, and v) Caylent successfully completed a joint open source project and subsequent case study with Microsoft.

For the purposes of the methods for how the securities would be valued in the future, the same factors would be taken into account in arriving at a valuation.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased common stock through Netcapital have a minority ownership in Caylent and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Joseph Paul La Torre	$50,000	8%	10/1/2020	$2.5M cap, 20% discount rate
The Asher-La Torre Family Trust*	$225,000	7%	12/31/2017	$2.5M cap, 20% discount rate

*This indebtedness above matured on 12/31/2017 and was replaced by the indebtedness described below.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
The Asher-La Torre Family Trust	$225,000	8%	3/22/2019	$750k conversion cap, discount rate N/A

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
09/2017	Common Stock	$99,880	Section 4(a)(6)	Operating capital
06/2016	Common Stock	$40,000	Section 4(a)(2)	Operating capital
03/2016	Debt	$100,000	Reg. D, Rule 506b (Title II of	Operating capital, R&D

			JOBS Act)	
10/2015	Debt	$75,000	Reg. D, Rule 506b (Title II of JOBS Act)	Operating capital, R&D

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

(1) Convertible Note issuance, Joseph La Torre, CEO and President, $50,000 raised at a $2.5M cap with 20% conversion discount on 10/1/2017 at 8% interest.

(2) Convertible Note issuance, Asher-La Torre Family Trust, $50,000 raised at a $2.5M cap with 20% conversion discount on 6/5/2017 at 8% interest.

These two transactions are included in the aggregate indebtedness outlined in Item 12.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Liquidity and Capital Resources

As of December 31, 2017, Caylent had cash and cash equivalents of approximately $38,900.

Caylent has not generated significant revenues from its planned principal operations. The Company has a limited operating history and the revenue and income potential of the Company's business and market are unproven. The Company has experienced recurring net losses and negative cash flows from operating activities since inception. For the years ended December 31, 2017 and 2016, the Company had a net loss of approximately $228,764 and $183,583 respectively.

During FY 2017 the Company raised approximately $200,000 through equity and debt financing, which included the $100,000 Netcapital offering. During FY 2016 the Company raised approximately $140,000 through equity and debt financing.

Subsequent Events

Beginning in Q1 2018, Caylent has started to generate revenue. The majority of this revenue is the result of two customer contracts in which Caylent provides DevOps consulting services. One of these contracts is a recurring monthly agreement and the other is retainer based and has been renewed once... Caylent's management believes service offering revenue will continue to increase and the Company may generate enough revenue to support its operating expenses.

Caylent has evaluated subsequent events through April 30, 2018, which is the date the Annual Report is available for issuance, and concluded that there were no events or transactions that need to be disclosed other than those disclosed throughout this Annual Report.

Other than one Company credit card with a $25,000 credit limit, which the CEO has personally guaranteed, the Company has no available sources of capital, such as lines of credit, and also has no required contributions by shareholders.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Caylent has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Caylent will file a report electronically with the SEC annually and post the report on its web site (https://caylent.com/) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

Caylent, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Joseph La Torre, certify that the financial statements of Caylent, Inc. included in this Form are true and complete in all material respects.

/s/ Joseph La Torre

_____

Name: Joseph La Torre

 Title: President and Chief Executive Officer

Date: April 17, 2018

Financial Statements

Caylent, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
Two years Ended Decmber 31, 2017
(Unaudited)

| | Common Stock | | Capital in Excess of | Retained Earnings | Total Stockholders' |
	Shares	Amount	Par Value	(Deficit)	Equity (Deficit)
Balance, December 31, 2015	5,025,126	$ 5,025	$ -	$ -	$ 5,025
Issuance of common stock for services	4,124,264	4,124			4,124
Sale of common stock	788,686	789	30,062		30,851
Net income				-	-
Balance, December 31, 2016	9,938,076	9,938	30,062	-	40,000
Sale of common stock	339,520	340	94,646		94,986
Net loss				(228,764)	(228,764)
Balance, December 31, 2017	10,277,596	$ 10,278	$ 124,708	$ (228,764)	$ (93,778)

Caylent, Inc.
Statements of Comprehensive Income
(Unaudited)

	December 31, 2017	December 31, 2016
Sales	$ 2,750	
Services	3,450	-
Gross profit	6,200	-
Expenses:		
Advertising	4,192	
Amortized development costs	72,345	
Bank fees	58	
Cloud hosting	778	
Contract labor	126,551	
Dues & subsriptions	107	
Legal & professional fees	650	
Marketing	3,624	
Meals & entertainment	100	
Office expenses	709	
Other	5,868	
Quickbooks	149	
Rent	7,539	
Shipping	447	
Software	5,165	
Taxes and licenses	2,169	
Travel	4,338	
Utilities	363	
Total expenses	235,152	-
Operating loss	(228,952)	-
Other income: (expense)		
Other ordinary income	188	
Net income (loss)	$ (228,764)	$ -

Caylent, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Cash flows from operating activities:				
Net income (loss)	$	(228,764)	$	-
Amortization of development costs		72,345		
Changes in operating assets and liabilities:				
Credit card payable		(834)		(9,269)
Net cash provided by operating activities		(157,253)		(9,269)
Cash flows from investing activities				
Develoment costs				(173,825)
Net cash used in investing activities				(173,825)
Cash flows from financing activities:				
Proceeds from convertible notes		90,000		110,000
Proceeds from sale of common stock		94,986		40,000
Net cash provided by financing activities		184,986		150,000
Net cash increase for period		27,733		(33,094)
Cash at beginning of period		11,158		44,252
Cash at end of period	$	38,891	$	11,158

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$	-	$	-
Interest	$	-	$	-

Caylent, Inc.
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 38,891	$ 11,158
Total current assets	38,891	11,158
Development costs	144,691	217,036
TOTAL ASSETS	$ 183,582	$ 228,194
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Credit card payable	$ 2,360	$ 3,194
Total current liabilities	2,360	3,194
Convertible note payable	275,000	185,000
Commitments and contingencies	-	-
Shareholders' equity (deficit)		
Common stock, par value $0.001, 10,400,000 authorized, 10,277,596		
and 9,938,076 outstanding in 2017 and 2016, respectively	10,278	9,938
Capital in excess of par value	124,708	30,062
Retained deficit	(228,764)	-
Total shareholders' equity (deficit)	(93,778)	40,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$ 183,582	$ 228,194